Office of Finance

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

September 15, 2022

Re:	Compound Real Estate Bonds, Inc.

Offering Statement on Form 1-A/A

File No. 024-11848

Ladies and Gentlemen:

On behalf of Compound Real Estate Bonds, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Monday, September 19, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Inderjit Tuli

Inderjit Tuli

Chief Executive Officer

Compound Real Estate Bonds, Inc.

Cc:	Jeanne Campanelli, Esq.
CrowdCheck Law LLP